Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company

ANNUAL AND EXTRAORDINARY STOCKHOLDERS' MEETING

Final summarized voting map

For the purposes of the terms of CVM Instruction No. 481/09, Itaú Unibanco discloses the final summarized voting map related to the consolidation of voting instructions given by underwriters and of voting instructions given directly by the Company for each item presented in the remote voting form, including the matters submitted for resolution by the Extraordinary and Annual Stockholders’ Meeting to be held on April 19, 2017 at 3:00 p.m.  The information on the consolidated summarized map of Itaú Unibanco Holding S.A., a publicly-held company headquartered in the city of São Paulo, State of São Paulo, at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902, is presented below:

Item	Description	Candidates	Voting	Number of shares	% over total voting
1	To acknowledge and examine the Management’s Report, the Report of the Independent Auditors, the Opinion of the Fiscal Council, and the Summary of the Report of the Audit Committee, and to resolute the Financial Statements for the fiscal year ended December 31, 2016.		Approve	3,034,901,244	99.99
			Reject	14	0.01
			Abstain	-	-
2	To resolve on the allocation of net income for the fiscal year in the amount of R$18,853,195,000.81, in accordance with the details included in the General Stockholders’ Meeting Manual available on https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Manual_Assembleia_2017_Eng.pdf.		Approve	3,034,901,244	99.99
			Reject	14	0.01
			Abstain	-	-
3	To define the number of members that will comprise the Board of Directors in twelve (12).		Approve	3,034,618,355	99.98
			Reject	50,383	0.01
			Abstain	232,520	0.01
4	Election of the Board of Directors by candidate – Limit of vacancies to be fulfilled: 12 Nomination of candidates to the Board of Directors (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election).	ALFREDO EGYDIO SETUBAL	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-
		FÁBIO COLLETTI BARBOSA (INDEPENDENT DIRECTOR)	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-
		GERALDO JOSÉ CARBONE	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-
		GUSTAVO JORGE LABOISSIÈRE LOYOLA (INDEPENDENT DIRECTOR)	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-
		JOÃO MOREIRA SALLES	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-
		JOSÉ GALLÓ (INDEPENDENT DIRECTOR)	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-
		MARCO AMBROGIO CRESPI BONOMI	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-
		PEDRO LUIZ BODIN DE MORAES (INDEPENDENT DIRECTOR)	Approve	3,034,851,012	99.99
			Reject	50,246	0.01
			Abstain	-	-
		PEDRO MOREIRA SALLES	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-
		RICARDO VILLELA MARINO	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-
		ROBERTO EGYDIO SETUBAL	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-
		AMOS GENISH (INDEPENDENT DIRECTOR)	Approve	3,034,901,258	100.00
			Reject	-	-
			Abstain	-	-

5	If the multiple voting process is adopted, do you wish to distribute the vote adopted as a percentage to the candidates?		Yes	4,669,743	95.26
			No	232,520	4.74
6	View of all candidates for the assignment of the % (percentage) of votes to be attributed.	ALFREDO EGYDIO SETUBAL		389,459	8.34
		FÁBIO COLLETTI BARBOSA (INDEPENDENT DIRECTOR)		389,455	8.34
		GERALDO JOSÉ CARBONE		389,455	8.34
		GUSTAVO JORGE LABOISSIÈRE LOYOLA (INDEPENDENT DIRECTOR)		389,455	8.34
		JOÃO MOREIRA SALLES		388,992	8.33
		JOSÉ GALLÓ (INDEPENDENT DIRECTOR)		388,988	8.33
		MARCO AMBROGIO CRESPI BONOMI		388,988	8.33
		PEDRO LUIZ BODIN DE MORAES (INDEPENDENT DIRECTOR)		388,988	8.33
		PEDRO MOREIRA SALLES		388,992	8.33
		RICARDO VILLELA MARINO		388,988	8.33
		ROBERTO EGYDIO SETUBAL		388,992	8.33
		AMOS GENISH (INDEPENDENT DIRECTOR)		388,988	8.33
7	Election of the Fiscal Council by candidate – Limit of vacancies to be fulfilled: 4 Nomination of candidates to the Fiscal Council (the stockholder may nominate as many candidates as the number of vacancies to be fulfilled in the general election).	ALKIMAR RIBEIRO MOURA (EFFECTIVE MEMBER)	Approve	3,034,668,738	99.99
			Reject	-	-
			Abstain	232,520	0.01
		JOSÉ CARUSO CRUZ HENRIQUES (EFFECTIVE MEMBER)	Approve	3,034,668,738	99.99
			Reject	-	-
			Abstain	232,520	0.01
		JOÃO COSTA (ALTERNATE MEMBER)	Approve	3,029,194,344	99.81
			Reject	-	-
			Abstain	5,706,914	0.19
		REINALDO GUERREIRO (ALTERNATE MEMBER)	Approve	3,029,194,344	99.81
			Reject	-	-
			Abstain	5,706,914	0.19
8	Election of the Fiscal council by separate voting – Preferred Stockholders Nomination of candidates to the Fiscal Council.	CARLOS ROBERTO DE ALBUQUERQUE SÁ (EFFECTIVE MEMBER)	Approve	510,724,069	73.00
			Reject	28,502,413	4.07
			Abstain	160,402,488	22.93
		EDUARDO AZEVEDO DO VALLE (ALTERNATE MEMBER)	Approve	653,402,380	93.39
			Reject	11,723,348	1.68
			Abstain	34,503,242	4.93
9	To decide on the amount to be allocated for compensation of the members of the Executive Board and the Board of Directors as well as the compensation of the members of the Fiscal Council, in accordance with the details included in the General Stockholders’ Meeting Manual available on https://www.itau.com.br/_arquivosestaticos/RI/pdf/en/Manual_Assembleia_2017_Eng.pdf		Approve	3,028,519,627	99.79
			Reject	6,149,111	0.20
			Abstain	232,520	0.01
10	Formalize and ratify the Stock Grant Plan in order to consolidate the general rules in connection with long-term incentive programs that involve the granting of shares to management members and employees of the Company and its direct and indirect subsidiaries.		Approve	3,027,214,679	99.81
			Reject	410,392	0.01
			Abstain	5,466,206	0.18
11	To amend the Bylaws to insert a reference to the Share Plan in item 3.4.		Approve	3,033,091,277	100.00
			Reject	-	-
			Abstain	-	-
12	To amend Article 6 of the Bylaws to create the positions of Co-Chairmen of the Board of Directors, adjusting the wording on composition, competencies, absences, incapacity, choice processes and substitution of Chairman and Co-Chairmen, and convening of meetings.		Approve	3,033,091,277	100.00
			Reject	-	-
			Abstain	-	-
13	To amend the Bylaws to include item 6.7.1 providing for the possibility of members of the Board of Directors participating in meetings via telephone call, video conference, video presence, email or any other communication means.		Approve	3,033,091,277	100.00
			Reject	-	-
			Abstain	-	-
14	To amend Article 10, head provision, of the Bylaws to update the reference to a statutory provision that was renumbered, as well as to improve the wording of a provision concerning the representation of the Company in item 10.1.		Approve	3,033,091,277	100.00
			Reject	-	-
			Abstain	-	-
15	To consolidate the Bylaws, with the amendments mentioned in the aforementioned items and the resulting adjustments to the wording.		Approve	3,033,091,277	100.00
			Reject	-	-
			Abstain	-	-

São Paulo-SP, April 19, 2017.

MARCELO KOPEL

Investor Relations Officer